September 22, 2010

Ms. Kathleen Collins
Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Your letter dated September 9, 2010
LaserCard Corporation
Form 10-K for the Fiscal Year Ended April 2, 2010
Filed June 15, 2010
Form 8-K filed April 29, 2010 and July 29, 2010
File No. 000-06377

Dear Ms. Collins:

We have reviewed your letter dated September 9, 2010 and we will provide responses as quickly as possible but in no event later than October 7, 2010.

Thank you for your consideration.

Sincerely,

/s/Steven G. Larson
Steven G. Larson
Vice President, Finance
LaserCard Corporation